October 13, 2021

VIA EDGAR

Julia Griffith

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SouthState Corporation

Registration Statement on Form S-4

File No. 333-259561

Request for Effectiveness

Dear Ms. Griffith:

Reference is made to the Registration Statement on Form S-4 (File No. 333-259561) filed by SouthState Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on September 15, 2021 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 12:00 p.m., Eastern Time, on October 15, 2021, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact George R. Bason, Jr. at (212) 450-4340 or george.bason@davispolk.com or Evan Rosen at (212) 450-4505 or evan.rosen@davispolk.com with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Bason or Mr. Rosen when this request for acceleration of effectiveness of the Registration Statement has been granted.

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Internal

Very truly yours,

SOUTHSTATE CORPORATION

By:
Name:	Beth S. DeSimone
Title:	Executive Vice President, General Counsel and Secretary

cc:	George R. Bason, Jr., Davis Polk & Wardwell LLP
Evan Rosen, Davis Polk & Wardwell LLP